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                             June 15, 2023

       Vu Truong
       Chief Executive Officer
       Aridis Pharmaceuticals, Inc.
       983 University Avenue, Bldg. B
       Los Gatos, California 95032

                                                        Re: Aridis
Pharmaceuticals, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed on June 9,
2023
                                                            File No. 333-272128

       Dear Vu Truong:

              We have limited our review of your registration statement to those issues we have addressed in our comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Cover Page

   1. Given that this is a best-efforts, no minimum, and self-underwritten offering in which you are not required to
arrange for the purchase and sale of any specific number
                                                        or dollar amount of
shares and that you may not sell the entire amount of common stock and warrants being
offered, please delete the reference to the total amount of proceeds you may receive from the
offering in the header on the cover page. Additionally, when known, please revise
the header to quantify the number of shares underlying the warrants and prefunded warrants.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Vu Truong
Aridis Pharmaceuticals, Inc.
June 15, 2023
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Dillon Hagius at 202-551-7967 or Laura Crotty at 202-551-7614 with any other questions.



                                                           Sincerely,
FirstName LastNameVu Truong
                                                           Division of
Corporation Finance
Comapany NameAridis Pharmaceuticals, Inc.
                                                           Office of Life
Sciences
June 15, 2023 Page 2
cc:       Jeff Fessler
FirstName LastName